Exhibit 99.1

Vedanta Resources Limited

16 Berkeley Street

London W1J 8DZ

Tel: +44 (0) 20 7499 5900

Fax: +44 (0) 20 7491 8440

www.vedantaresources.com

3 April 2019

Vedanta Resources Limited

Production Release for the Year ended 31st March 2019

Highlights

Operations

Zinc India:

•	Record underground mined metal production at 936kt, up 29% y-o-y, total mined metal production marginally down 1% y-o-y, post closure of open cast operations

•	Record lead metal production at 198kt, up 18% y-o-y

•	Record refined silver production at 21.8 mn ounces, up 22% y-o-y

Zinc International:

•	Gamsberg project launched by the President of South Africa on 28th February 2019.

Oil & Gas:

•	Average gross production of 189 kboepd for FY2019, up 2% y-o-y

•	11 development drilling rigs as on March 2019, 99 wells drilled and 33 wells hooked up during FY2019 in Rajasthan

Iron ore:

•	Goa operations remain suspended due to statewide directive from the Hon’ble Supreme Court; Continued engagement with the Government for resumption of mining operations

•	Production of saleable ore at Karantaka at 4.1 million tonnes, up 89% y-o-y

Steel:

•	Record annual Steel production at 1.2 million tonnes for FY2019, up 17% y-o-y

•	Achieved hot metal production run rate of c.1.5 Mtpa in FY2019

Copper India:

•	Filed Writ Petiton with Madras High Court on 1st March 2019 as per directive from Hon’ble Supreme Court.

Copper Zambia:

•	Integrated metal production at 90kt, up 7% y-o-y

•	Custom production at 87kt, down 22% y-o-y.

Aluminium:

•	Record aluminium production at 1,959kt, up 17% y-o-y

•	Record Alumina production from Lanjigarh refinery at 1,501kt, up 24% y-o-y

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 2 of 17

Power:

•	Record PAF of 88% at the 1,980 MW TSPL plant in FY2019.

Corporate

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Moodys revised the outlook on ratings for Vedanta Resources Limited to Negative from Stable while affirming the corporate family rating at Ba3 in February 2019. This was on account of expectation of weaker earnings on account of downside risk to commodity prices and increased risk of movement of funds outside Vedanta.

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S&P affirmed the ratings at B+ while revising the Outlook to Negative in March 2019 on account of weaker operating performance due to commodity slowdown which along with higher debt due to ESL acquisition and debt for privatisation of Vedanta Resources Limited could keep its metrics weaker than required for current rating levels.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 3 of 17

Zinc India

	H2			H1		Full Year
Particulars (in ’000 tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
ZINC INDIA
Mined metal content	492	495	(1)%	444	11%	936	947	(1)%
Underground Mines	492	376	31%	444	11%	936	724	29%
Open cast Mines	—	120	—	—	—	—	223	—
Integrated metal	469	501	(6)%	425	10%	894	960	(7)%
Refined Zinc - Integrated	362	406	(11)%	334	9%	696	791	(12)%
Refined Lead – Integrated[1]	107	95	12%	91	17%	198	168	18%
Silver- Integrated (in mn ounces)[2]	11.9	9.7	22%	10.0	19%	21.8	17.9	22%

H2 FY2019 vs. Previous Half Years

Mined metal production from underground mines increased to 492,000 tonnes, up 31% y-o-y on account of 22% higher ore production and better grades. Total mined metal production declined marginally on account of closure of open cast operations in FY2018.

Integrated metal production was 469,000 tonnes, down 6% y-o-y in line with availability of mined metal. Integrated zinc production was 362,000 tonnes, down 11% y-o-y while integrated lead production increased to 107,000 tonnes, up 12% on account of higher lead ratio in ore and retrofitting of pyro metallurgical smelter in Q2 FY2019 to produce more lead in line with higher lead mined metal availability. Integrated silver production was 11.9 mn ounces, up 22% y-o-y on account of higher lead production and better silver grades.

Mined metal production increased by 11% sequentially as underground mines ramped up during the course of the year with 10% higher ore production and better grades. Integrated metal production kept pace with mined metal production growth increasing by 10% with zinc and lead production rising by 9% and 17% respectively.

Projects Update

•	Capital mine development in H2 FY2019 was 22.8 km as compared to 20.0 km in comparable period a year ago and 20.2 km in H1 FY2019.

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At Sindesar Khurd, the underground crusher and production shaft were commissioned during Q4 FY2019 and ore hoisting from shaft is expected to start in Q1 FY2020. The new 1.5 Mtpa mill was commissioned in Q3 FY2019 taking the total beneficiation capacity to 6.2 Mtpa. The second paste fill plant is under mechanical completion and expected to commission in Q1 FY2020.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 4 of 17

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At Rampura Agucha, the second paste fill plant was commissioned ahead of schedule during Q4 FY2019. The full shaft commissioning is expected to complete by Q2 FY2020 synchronising with the completion of crusher and conveyor system.

•	At Zawar, the new 2 Mtpa mill was commissioned during Q4 FY2019 while the dry tailing plant is under execution and expected to commission in Q2 FY2020.

•	The fumer project at Chanderiya is under mechanical completion and is set to commission in Q1 FY2020.

Financial Year 2019 vs. Financial Year 2018

Mined metal production for FY2019 was 936,000 tonnes as compared to 947,000 tonnes a year ago. The FY2019 production was entirely from underground mines, which ramped up strongly by 29% on account of 27% increase in ore production and better grades. Therefore, despite closure of open cast operations total mined metal production declined only marginally from a year ago.

Integrated metal production was 894,000 tonnes in line with mined metal production, 7% lower from previous year’s record production of 960,000 tonnes. Integrated lead and silver production were a record 198,000 tonnes and 21.8 mn ounces, higher 18% and 22% respectively driven by higher lead mined metal production, retrofitting of pyro metallurgical smelter in Q2 FY2019 and better silver grades. Integrated zinc production was lower 12% in line with the availability of zinc mined metal and higher lead ratio in ore.

Zinc – International

	H2			H1		Full Year
Particulars (in ’000 tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
ZINC INTERNATIONAL	94	82	15%	54	76%	148	157	(5)%
Zinc -refined –Skorpion	41	48	(15)%	25	64%	66	84	(22)%
Mined metal content - BMM	36	34	7%	29	27%	65	72	(10)%
Mined metal content - Gamsberg[3]	17	—	—	—	—	17	—	—

[3]	includes trial run production of 10 Kt

H2 FY2019 vs. Previous Half Years

Total production for H2 FY2019 was 94,000 tonnes, higher 15% y-o-y mainly due to commencement of production at Gamsberg and higher 76% as compared to H1 FY2019 mainly due to higher throughput and better grades at BMM and Skorpion, planned shutdown in H1 FY2019 at Skorpion and commencement of production from Gamsberg.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 5 of 17

Production at Skorpion during H2 FY2019 was 41,000 tonnes, 15% lower y-o-y due to a strike in Q4 FY2019 and 64% higher as compared to H1 FY 2019 due to ramp up of higher grade ore production from Pit 112 (8.7% vs 6.3%) and annual shutdown in Q1 FY2019.

In case of Pit 112, over 75% of waste pre-stripping has been completed and mining will come to end by Q3 FY2020 with stockpile built up to feed plant for next 12 months.

The Skorpion Zinc mining business partner employees embarked upon an illegal strike from 22nd February to 6th March 2019. The employees cited unresolved labour matters with their employer. The strike action which lasted some fourteen (14) days had a severe negative impact on mining activities and the lead time to re-establish mining operations. This resulted in the depletion of ROM ore inventory, consequently leading to the temporary closure of the refinery, while re-establishing mining buffers, for a period of five weeks with start of operations slated for mid April. Skorpion has taken the opportunity to bring forward the annual shutdown previously scheduled in Q2 FY2020.

Production at BMM in H2 FY2019 was 36,000 tonnes, 7% higher y-o-y and 27% higher as compared to H1 FY2019 due to higher throughput, better grades and planned prioritisation of mine development in H1 FY2019 to provide for flexibility for ore mining and blending in H2 FY2019.

The Gamsberg project was launched by The President of South Africa on 28th Februray 2019.

Gamsberg mining production is going well as per plan. During the year, 41Mt rock has been moved including pre-stripping and healthy stockpile of 1.0Mt has been built in for smooth feed to the Plant.

Post the trial production, concentrator plant has been ramping up with plant having achieved availability of 80% in March 2019.

Financial Year 2019 vs. Financial Year 2018

During FY2019, total production was at 148,000 tonnes, lower 5% y-o-y on account of lower production at Skorpion due to 2 weeks strike in Q4 FY2019, lower zinc grades at Skorpion (7.6% vs 8.2%) and lower production at BMM due to lower lead grades, hence lower recoveries. This was partially offset by commencement of production from Gamsberg.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 6 of 17

Oil & Gas

Particulars	H2			H1		Full Year
	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
Average Daily Gross Operated Production (boepd)	187,127	187,119	—	190,431	(2)%	188,784	185,587	2%
Rajasthan	152,193	159,698	(5)%	159,593	(5)%	155,903	157,983	(1)%
Ravva	15,930	16,577	(4)%	13,855	15%	14,890	17,195	(13)%
Cambay	19,004	10,845	75%	16,984	12%	17,991	10,408	73%
Average Daily Working Interest Production (boepd)	117,824	119,856	(2)%	121,761	(3)%	119,798	118,620	1%
Rajasthan	106,535	111,788	(5)%	111,715	(5)%	109,132	110,588	(1)%
Ravva	3,584	3,730	(4)%	3,117	15%	3,350	3,869	(13)%
Cambay	7,602	4,338	75%	6,794	12%	7,196	4,163	73%
KG-ONN	103	—	—	135	(24)%	119	—	—
Total Oil and Gas (million boe)
Oil & Gas- Gross	34.1	34.1	—	34.8	(2)%	68.9	67.7	2%
Oil & Gas-Working Interest	21.4	21.8	(2)%	22.3	(4)%	43.7	43.3	1%

H2 FY2019 vs. Previous Half Years

Average gross operated production during H2 FY2019 across our assets was 187,127 barrels of oil equivalent per day (boepd), flat y-o-y. The natural decline has been offset by increase in volume primarily due to gains realized from Cambay infill wells campaign completed during this year and new wells brought online as part of Mangala Infill, Bhagyam & Aishwariya EOR campaign. Average gross operated production was down 2% as compared to H1 FY2019. All our assets recorded an uptime of over 99%.

Gross production from the Rajasthan block averaged 152,193 boepd for H2 FY2019, 5% lower y-o-y and sequentially. The decrease in volume was primarily due to the natural decline from the fields, partially offset by the gains realised from new wells brought online as part of Mangala Infill, Bhagyam & Aishwariya EOR campaign, production optimisation activities and augmentation of Liquid handling capacity at Mangala Processing Terminal (MPT). As part of the growth projects 99 wells have been drilled and 33 wells have been brought online during FY2019. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 132,876 boepd, 18,892 boepd and 425 boepd respectively.

The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas has granted its approval for a ten-year extension of the PSC for the Rajasthan Block, RJ-ON-90/1, subject to certain conditions with effect from 15th May, 2020. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 7 of 17

Gas production from Raageshwari Deep Gas (RDG) averaged 55.9 million standard cubic feet per day (mmscfd) (equiv. 9.3 Kboepd) in H2 FY2019, with gas sales post captive consumption at 41.5 mmscfd (equiv 6.9 kboepd).

The Ravva block produced at an average rate of 15,930 boepd for H2 FY2019, lower 4% y-o-y primarily due to natural field decline while production optimization measures helped in partially offsetting the decline.

The Cambay block produced at an average rate of 19,004 boepd for the H2 FY2019, up 75% y-o-y and 12% from H1 FY2019, supported by the gains realized from infill wells campaign completed in Q1 FY2019.

Key upcoming project milestones

•	MBA Infill, EOR Polymer and ASP Project: 73 wells have been drilled till date. Of these 33 wells are online, ASP surface facility contract to be awarded by Q1 FY2020.

•	Tight Gas (RDG): Early production facility under commissioning; shall add around 90 mmscfd of production. 6 wells drilled till date. The construction of terminal is progressing as per plan.

•	Tight Oil (ABH): 20 wells have been drilled and completed. Initial deliverability from the 2 wells is in line with expectations.

•	Satellite field development: An integrated contract for development of satellite fields is under award.

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Liquid handling: Facility upgradation project is progressing as per plan to handle incremental liquids, phase 1 of intra-field pipeline augmentation project has been commissioned in Q4 FY2019 and balance scope to be commissioned by Q1 FY2020

•	Ravva Development: An Integrated contract for drilling development wells under award.

Exploration

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KG Offshore: Oil discovery was notified in second exploratory well (H2). Further appraisal will be required to establish the size and commerciality of the oil discovery. The first exploration well A3-2 drilled in the block was a gas discovery. Evaluations are ongoing.

•	RJ Exploration: 7-18 exploration and appraisal wells drilling campaign to start in Q1 FY2020 to build on the resources portfolio.

•	RJ Tight Oil Appraisal fields: The appraisal for 4 tight oil fields to start in Q1 FY2020.

•	Ravva Exploration: An integrated contract for drilling exploratory wells is under award.

•	OALP: Revenue Sharing Contract have been signed for petroleum exploration of 41 Blocks in OALP Round-1. Global tender issued inviting bids for end-to-end integrated contract for the OALP blocks.

•	Discovered Small field (DSF2): Awarded two onshore blocks (Hazarigaon in Assam and Kaza in KG basin).

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 8 of 17

Financial Year 2019 vs. Financial Year 2018

Average gross production across our assets was 2% higher y-o-y at 188,784 boepd. Production from Rajasthan block was 155,903 boepd, 1% lower y-o-y. The natural reservoir decline have been managed with the gains accruing from the new wells brought online from the Mangala Infill, Bhagyam & Aishwariya EOR campaign. Production from the offshore assets, was at a combined 32,881 boepd, higher 19% y-o-y, due to the gains from Cambay infill campaign.

Iron Ore

	H2			H1		Full Year
Particulars (in million dry metric tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
IRON ORE
Sales	2.1	4.5	(54)%	1.8	17%	3.8	7.6	(49)%
Goa	0.1	3.4	(97)%	1.2	(92)%	1.3	5.4	(77)%
Karnataka	2.0	1.1	74%	0.6	—	2.6	2.2	19%
Production of Saleable Ore	1.6	2.6	(40)%	2.8	(45)%	4.4	7.1	(38)%
Goa	—	2.3	—	0.2	—	0.2	4.9	(95)%
Karnataka	1.6	0.3	—	2.6	(40)%	4.1	2.2	89%
Production (’000 tonnes)
Pig Iron	346	347	—	339	2%	686	646	6%

H2 FY2019 vs. Previous Half Years

At Goa, production and sales volume were lower compared to previous periods due to mine closure pursuant to the Supreme court judgement dated 7th February 2018 directing mining operations of all companies in Goa to cease with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production in H2 FY2019 was 1.6 million tonnes, higher as compared to H2 FY2018 due to increase in annual mining cap to 4.5 million tonnes. It was lower by 40% as compared to H1 FY2019 due to higher mining cap utilisation in H1 FY2019.

Pig iron production was at 346,000 tonnes, flat y-o-y and 2% higher compared to H1 FY2019.

Financial Year 2019 vs. Financial Year 2018

At Goa, production and sales volume were lower compared to previous periods due to mine closure. At Karnataka, production was 4.1 million tonnes 89% higher y-o-y due to an increase in annual mining cap in Q1 FY2019. Sales in FY2019 were at 2.6 million tonnes, 18% higher y-o-y due to increase in production partially offset by muted e-auction sales. Production of Pig Iron increased to 686,000 tonnes in FY2019, 6% higher mainly due to lower metallurgical coke availability in Q1 FY2018 and local contractors’ strike in Q2 FY2018.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 9 of 17

Steel

	H2			H1		Full Year
Particulars (in ’000 tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
STEEL[4]
Finished Production	672	541	24%	527	27%	1,199	1,025	17%
Pig Iron	82	100	(17)%	59	39%	142	179	(21)%
Billet	32	27	19%	7	—	39	50	(21)%
TMT Bar	245	157	56%	196	25%	441	300	47%
Wire Rod	219	184	19%	208	5%	427	365	17%
Ductile Iron Pipes	93	73	27%	57	63%	150	130	15%

[4]	June 2018 was the first full month post Vedanta Limited’s 90% acquisition of ESL. Previous period numbers are memorandum information for the purpose of performance evaluation of the Company.

H2 FY2019 vs. Previous Half Years

Vedanta Limited completed the acquisition of 90% share capital of Electrosteel Steels Limited (ESL) on 4th June 2018, following which we will be consolidating the financials of ESL for a 10 month period in FY2019. ESL has designed capacity of 2.5 Mtpa in Bokaro, Jharkhand with blast furnace/basic-oxygen-furnace technology. ESL’s current operating capacity is 1.5Mtpa with a diversified product mix of wire rod, rebar, DI pipe and pig iron.

Total production for H2 FY2019 was 672,000 tonnes, 24% higher y-o-y and 27% higher sequentially as a result of operational & commercial excellence and restarting of 350 m3 Blast Furnace-3 from August 2018.

In line with our stated priorities to stabilise production and ramp up to 1.5 Mtpa, we achieved hot metal production run rate of 1.5 Mtpa in FY2019.

Financial Year 2019 vs. Financial Year 2018

Total production for FY2019 was 1,199,000 tonnes, 17% higher y-o-y as a result of operational & commercial excellence and restarting of 350 m3 Blast Furnance -3 from August 2018.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 10 of 17

Copper – India

	H2			H1		Full Year
Particulars (in ’000 tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
COPPER- INDIA
Copper – Cathodes	50	207	(76)%	40	26%	90	403	(78)%
Tuticorin Power Sales (MU)	—	5	—	—	—	—	39	—

Smelting operations at Tuticorin have been halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB) through an order dated 9th April 2018 rejected the Consent to Operate (CTO) of the Tuticorin Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, The Government of Tamil Nadu has issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. In response to Vedanta Limited’s appeal to the National Green Tribunal (NGT) against the aforementioned orders, in December 2018, NGT set aside Tamil Nadu Government’s order and directed TNPCB to renew the CTO subject to complying of certain directions as specfified in the order.

However, in February 2019, The Hon’ble Supreme Court set aside NGT’s order on the grounds of maintainability and has given liberty to approach Madras High Court for filing a writ petition before the Madras High Court challenging the impugned orders and seek interim relief considering that Vedanta Limited’s plant has been shut since end March 2018. The Company has filed a writ petition before Madras High Court challenging the various orders passed against the company in 2018 and 2013. The Madras High Court has directed the State of Tamil Nadu and TNPCB to file their counter to our petition for interim relief and has posted the matter for hearing on 23rd April 2019.

Our Silvassa refinery and wire rod plant continue to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery was 26% higher in H2 FY2019 as compared to H1 FY2019 due to improved availability of customised anode & secondary material.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 11 of 17

Copper – Zambia

	H2			H1		Full Year
Particulars (in ’000 tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
COPPER –ZAMBIA
Mined metal	42	46	(8)%	49	(13)%	91	91	—
Copper – Total	83	94	(12)%	94	(12)%	177	195	(9)%
Integrated	42	41	3%	48	(12)%	90	84	7%
Custom	40	53	(23)%	47	(13)%	87	111	(22)%

H2 FY2019 vs. Previous Half Years

Mined metal production in H2 FY2019 was at 42,000 tonnes, down 8% y-o-y and 13% sequentially.

The production at Konkola was at 14,000 tonnes in H2 FY2019, 30% lower y-o-y and 12% lower sequentially due to poor performance from one of the business partner at Shaft 3 area, shaft’s structural maintenance for improving the hoisting capacities & reliability and lower equipment availability than planned resulting in lagging developments. A new business partner with better mining expertise has already been identified and productive engagement is on with the partner with a targeted resource mobilisation by Q1 FY2020.

Production from Nchanga in H2 FY2019 was 5,100 tonnes, lower 14% y-o-y and 32% sequentially due to heavy monsoon impacting feeds from open-pits and temporary suspension of Nchanga underground operations from Q4 FY2019 due to low availability of acid as a result of rationalised operations at our Nchanga smelter following the introduction of a 5% custom duty on copper concentrates in the Fiscal Budget 2019 effective from 1st January 2019.

Tailings leach plant recorded a production of 23,200 tonnes in H2 FY2019, an improvement of 16% y-o-y due to improved feed-grades and higher copper recoveries as a result of consistent pumps & plant availability and stable process controls. It was, however, 9% lower sequentially due to temporary suspension of Nchanga underground operations from Q4 FY 2019.

Custom volumes in H2 FY2019 were at 40,000 tonnes, lower 23% y-o-y and 13% sequentially due to lower concentrate availability in the region and the levy of custom duty in the recent Fiscal Budget 2019.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 12 of 17

Financial Year 2019 vs. Financial Year 2018

Mined metal production in FY2019 was 91,000 tonnes, flat y-o-y. Custom volumes decreased to 87,000 tonnes, 22% lower compared to FY2018 mainly due to lower concentrate availability in the market and the levy of custom duty in the recent Fiscal Budget 2019.

Aluminium

	H2			H1		Full Year
Particulars (in ’000 tonnes, or as stated)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
ALUMINIUM
Alumina-Lanjigarh	827	638	30%	673	23%	1,501	1,209	24%
Total Aluminium Production	983	922	7%	976	1%	1,959	1,675	17%
Jharsuguda-I	272	249	9%	273	—	545	440	24%
Jharsuguda-II5	423	389	9%	420	1%	843	666	27%
BALCO-I	132	131	1%	128	3%	260	259	—
BALCO-II6	156	153	2%	155	1%	311	310	—

H2 FY2019 vs. Previous Half Years

The Lanjigarh refinery produced 827,000 tonnes of alumina in H2 FY2019, 30% higher y-o-y and 23% higher as compared to H1 FY2019 due to plant debottlenecking. Improved captive alumina production and locally sourced bauxite are key to drive our aluminium costs lower. The peak run rate at Lanjigarh Refinery during the year was 1.8 Mtpa.

Bauxite supplies for the Lanjigarh refinery from Odisha Mining Corporation commenced in Q1 FY2019. The Odisha Mining Corporation production has ramped up during the year with production run rate of 3.0 Mtpa, with supplies as per state policy.

Aluminium production in H2 FY2019 was at 983,000 tonnes, up 7% y-o-y. The production was flat as compared to H1 FY2019. Line 4 of Jharsuguda Smelter II continues to be under evaluation. Stabilised aluminium production (i.e. production excluding trial run) was 956,000 tonnes in H2 FY2019.

Coal continues to be a key focus area for management. The linkage coal materialisation for the captive power plants has improved in Q4 FY2019 as compared to previous quarters resulting in no power import for the last 4 months. The Company secured 3.2 million tonnes of coal in Tranche IV auction and materialisation has started from March 2019. This will improve coal availability and therefore help to drive our costs down.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 13 of 17

Financial Year 2019 vs. Financial Year 2018

Aluminium production increased to 1,959,000 tonnes in FY2019, 17% higher y-o-y, as the production increase stabilised (from ramp up of Jharsuguda smelters). Alumina production was 1,501,000 tonnes, 24% higher y-o-y due to plant debottlenecking.

Power

	H2			H1		Full Year
Particulars (in million units)	FY 2019	FY 2018	% Change	FY 2019	% Change vs H2	FY 2019	FY 2018	% Change
Power
Total Power Sales	6,687	6,254	7%	6,830	(2)%	13,517	11,041	22%
Jharsuguda 600 MW	751	515	46%	289	—	1,039	1,172	(11)%
TSPL	4,778	4,770	—	5,081	(6)%	9,859	7,915	25%
BALCO 600 MW7	1,031	854	21%	1,137	(9)%	2,168	1,536	41%
MALCO#	—	—	—	—	—	—	4	—
HZL Wind Power	127	115	10%	324	(61)%	451	414	9%
TSPL – Availability	83%	95%		93%		88%	74%

#	continues to be under care and maintenance since 26th May 2017 due to low demand in Southern India.
7.	we have received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP. During the Q4 FY2019, 184 units were sold externally from this plant.

H2 FY2019 vs. Previous Half Years

During H2 FY2019, power sales were 6,687 million units higher 7% y-o-y. Power sales at TSPL were 4,778 million units with 83% availability in H2 FY2019. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600MW Jharsuguda power plant operated at plant load factor (PLF) of 26% in H2 FY2019 (PLF of 13% in H2 FY2018 and 3.5% in H1 FY2019).

The 600 MW BALCO IPP operated at a PLF of 54% in H2 FY2019 (PLF of 40% in H2 FY2018 and 51% in H1 FY2019). The PLF has increased primarily due to improved coal availability.

Financial Year 2019 vs. Financial Year 2018

During FY2019, power sales was at 13,517 million units, 22% higher y-o-y mainly on account of higher sales in TSPL plant, as the plant has delivered higher availability consistently after Q1 FY2018 wherein there was a fire incident in the coal conveyor.

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 14 of 17

Production Summary (Unaudited)

(In ’000 tonnes, except as stated)
	H2			H1		Full Year
Particulars	FY 2019	FY 2018	% change	FY 2019	% change vs H2	FY 2019	FY 2018	% change
ZINC INDIA
Mined metal content	492	495	(1)%	444	11%	936	947	(1)%
Underground Mines	492	376	31%	444	11%	936	724	29%
Open cast Mines	—	120	—	—	—	—	223	—
Integrated Metal	469	501	(6)%	425	10%	894	960	(7)%
Refined Zinc – Integrated	362	406	(11)%	334	9%	696	791	(12)%
Refined Lead – Integrated[1]	107	95	12%	91	17%	198	168	18%
Silver- Integrated (in mn ounces)[2]	11.9	9.7	22%	10.0	19%	21.8	17.9	22%
ZINC INTERNATIONAL	94	82	15%	54	76%	148	157	(5)%
Zinc -Refined –Skorpion	41	48	(15)%	25	64%	66	84	(22)%
Mined metal content - BMM	36	34	7%	29	27%	65	72	(10)%
Mined metal content - Gamsberg[3]	17	—	—	—	—	17	—	—
OIL AND GAS
Average Daily Gross Operated Production (boepd)	187,127	187,119	—	190,431	(2)%	188,784	185,587	2%
Rajasthan	152,193	159,698	(5)%	159,593	(5)%	155,903	157,983	(1)%
Ravva	15,930	16,577	(4)%	13,855	15%	14,890	17,195	(13)%
Cambay	19,004	10,845	75%	16,984	12%	17,991	10,408	73%
Average Daily Working Interest Production (boepd)	117,824	119,856	(2)%	121,761	(3)%	119,798	118,620	1%
Rajasthan	106,535	111,788	(5)%	111,715	(5)%	109,132	110,588	(1)%
Ravva	3,584	3,730	(4)%	3,117	15%	3,350	3,869	(13)%
Cambay	7,602	4,338	75%	6,794	12%	7,196	4,163	73%
KG-ONN	103	—	—	135	(24)%	119	—	—
Total Oil and Gas (million boe)
Oil & Gas- Gross	34.1	34.1	—	34.8	(2)%	68.9	67.7	2%
Oil & Gas-Working Interest	21.4	21.8	(2)%	22.3	(4)%	43.7	43.3	1%
IRON ORE (in million dry metric tonnes, or as stated)
Sales	2.1	4.5	(54)%	1.8	17%	3.8	7.6	(49)%
Goa	0.1	3.4	(97)%	1.2	(92)%	1.3	5.4	(77)%
Karnataka	2.0	1.1	74%	0.6	—	2.6	2.2	19%
Production of Saleable Ore	1.6	2.6	(40)%	2.8	(45)%	4.4	7.1	(38)%
Goa	—	2.3	—	0.2	—	0.2	4.9	(95)%
Karnataka	1.6	0.3	—	2.6	(40)%	4.1	2.2	89%
Pig Iron (’000 tonnes)	346	347	—	339	2%	686	646	6%

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 15 of 17

(In ’000 tonnes, except as stated)
	H2			H1		Full Year
Particulars	FY 2019	FY 2018	% change	FY 2019	% change vs H2	FY 2019	FY 2018	% change
Steel[4]
Finished Production	672	541	24%	527	27%	1,199	1,025	17%
Pig Iron	82	100	(17)%	59	39%	142	179	(21)%
Billet	32	27	19%	7	—	39	50	(21)%
TMT Bar	245	157	56%	196	25%	441	300	47%
Wire Rod	219	184	19%	208	5%	427	365	17%
Ductile Iron Pipes	93	73	27%	57	63%	150	130	15%
COPPER – INDIA
Copper - Cathodes	50	207	(76)%	40	26%	90	403	(78)%
Tuticorin Power Plant Sales (MU)	—	5	—	—	—	—	39	—
COPPER – ZAMBIA
Mined metal	42	46	(8)%	49	(13)%	91	91	—
Copper – Total	83	94	(12)%	94	(12)%	177	195	(9)%
Integrated	42	41	3%	48	(12)%	90	84	7%
Custom	40	53	(23)%	47	(13)%	87	111	(22)%
ALUMINUM
Alumina-Lanjigarh	827	638	30%	673	23%	1,501	1,209	24%
Total Aluminum Production	983	922	7%	976	1%	1,959	1,675	17%
Jharsuguda-I	272	249	9%	273	—	545	440	24%
Jharsuguda-II5	423	389	9%	420	1%	843	666	27%
BALCO-I	132	131	1%	128	3%	260	259	—
BALCO-II6	156	153	2%	155	1%	311	310	—
POWER (in million units)
Total Power Sales	6,687	6,254	7%	6,830	(2)%	13,517	11,041	22%
Jharsuguda 600 MW	751	515	46%	289	—	1,039	1,172	(11)%
TSPL	4,778	4,770	—	5,081	(6)%	9,859	7,915	25%
BALCO 600 MW7	1,031	854	21%	1,137	(9)%	2,168	1,536	41%
MALCO	—	—	—	—	—	—	4	—
HZL Wind Power	127	115	10%	324	(61)%	451	414	9%
TSPL – Availability	83%	95%		93%		88%	74%
Ports – VGCB (in million tonnes) [8]
Cargo Discharge	2.4	3.3	(27)%	2.7	(12)%	5.1	5.6	(8)%
Cargo Dispatches	2.4	3.1	(24)%	2.7	(13)%	5.1	5.4	(5)%

1.	Excluding captive consumption of 2,957 tonnes in H2 FY2019 vs. 3,356 tonnes in H2 FY2018 and 3,577 tonnes in H1 FY2019. It was 6,534 tonnes in FY2019 vs. 6,946 tonnes in FY2018
2.	Excluding captive consumption of 501,000 ounces in H2 FY2019 vs. 562,000 ounces in H2 FY2018 and 598,000 ounces in H1 FY2019. It was 1,099,000 ounces in FY2019 vs. 1,171,000 ounces in FY2018
3.	Includes trial run production of 10 Kt
4.	June 2018 was the first full month post Vedanta Limited’s 90% acquisition of ESL. Previous period numbers are memorandum information for the purpose of performance evaluation of the Company
5.	Including trial run production of 27.5 kt in H2 FY2019, 27.8 kt in H2 FY2018 and 33.1 kt in H1 FY2019. It was 60.5 kt in FY2019 vs. 61.8 kt in FY2018
6.	Including trial run production of Nil in H2 FY2019, 0.1 kt in H2 FY2018 and Nil in H1 FY2019. It was Nil in FY2019 vs. 16.1 kt in FY2018
7.	We have received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP. During the Q4 FY2019, 184 units were sold externally from this plant
8.	Vizag General Cargo Berth

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 16 of 17

For further information, please contact:

Communications	Finsbury
Arun Arora Head, Corporate Communications Tel: +91 124 459 3000 gc@vedanta.co.in	Daniela Fleischmann Tel: +44 20 7251 3801

Investor Relations
Rashmi Mohanty Director – Investor Relations Sneha Tulsyan Associate Manager – Investor Relations	Tel: +91 22 6646 1531 ir@vedanta.co.in

About Vedanta Resources

Vedanta Resources Limited (“Vedanta”) is a diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia, South Africa, Ireland and Australia. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care.

To access the Vedanta Sustainable Development Report 2018, please visit http://www.vedantaresources.com/media/237848/vedanta-sd-report-2017-18.pdf. For more information on Vedanta Resources, please visit www.vedantaresources.com

Vedanta Resources Limited Production Results for the Year ended 31st March 2019	Page 17 of 17

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and/or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.